SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003.

BROOKFIELD PROPERTIES CORPORATION
 (Translation of Registrant's Name Into English)

Suite 4400, BCE Place, 181 Bay Street, Toronto, Canada M5J 2T3
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F             Form 40-F    X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                 No     X

        (If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-             .

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Information Statement, dated December 31, 2003	4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Properties Corporation
Date: January 9, 2003	By:	/s/ STEVEN J. DOUGLAS Name: Steven J. Douglas Title: Executive Vice President and Chief Financial Officer